September 19, 2025

Zi Xia
Chief Financial Officer
High-Trend International Group
60 Paya Lebar Road
#06-17 Paya Lebar Square
Singapore 409051

       Re: High-Trend International Group
           Registration Statement on Form F-3
           Filed September 5, 2025
           File No. 333-290080
Dear Zi Xia:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-3
General Description of the Securities We May Offer, page 7

1. You state here in your fifth bullet that you may issue from time-to-time "rights to purchase Class A ordinary shares, preferred shares, debt securities, warrants or other securities." However, your disclosure on page 22 and legality opinion states that you may offer rights to purchase Ordinary Shares. Please revise or advise. Exhibits

2. We note that the legal opinion filed as Exhibit 5.1 is limited to the laws of the Cayman
       Islands, while the indenture and the debt securities will be governed by the laws of the
       State of New York, according to your disclosure on page 19. Additionally, we note under "Legal Matters" on page 26 you disclose that "Carter Ledyard & Milburn LLP
 September 19, 2025
Page 2

       is acting as counsel for us with respect to certain legal matters as to United States federal securities law and New York state law." Please file a legal opinion to opine on the laws of the State of New York with respect to the debt securities. For guidance, see Section II.B.1(e) of Staff Legal Bulletin No. 19 (Oct. 14, 2011).
3. Please file the form of indenture as an exhibit to your registration statement prior to requesting effectiveness. Refer to Item 601(b)(4) of Regulation S-K, and for further guidance see Securities Act Rules Compliance and Disclosure Interpretations 212.19,
       as well as Questions 201.02 and 201.04 of the Trust Indenture Act of
1939
       Compliance and Disclosure Interpretations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Claudia Rios at 202-551-8770 or Kevin Dougherty at 202-551-3271
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:   Pang Zhang-Whitaker, Esq.